July 15, 2019

Jennifer R. Kneale
Chief Financial Officer
Targa Resources Corp.
811 Louisiana St.
Suite 2100
Houston, TX 77002

       Re: Targa Resources Corp.
           Form 10-K for the Year Ended December 31, 2018
           Response Dated June 7, 2019
           File No. 001-34991
           Targa Resources Partners LP
           Form 10-K for the Year Ended December 31, 2018
           Response Dated June 7, 2019
           File No. 001-33303

Dear Ms. Kneale:

        We have reviewed your June 7, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 23, 2019 letter.

Supplemental Response Filed June 7, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Non-GAAP Financial Measures, page 63

1. We have reviewed your response to comment 2. Please revise this measure in all future filings to exclude the adjustment for the "Splitter Agreement" presented in your Adjusted
      EBITDA measure. The measure as presented does not conform to Question
100.04 of the
      Non-GAAP Compliance & Disclosure Interpretations.
 Jennifer R. Kneale
Targa Resources Corp.
July 15, 2019
Page 2

       You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or James Allegretto,
Senior Assistant Chief Accountant, at (202) 551-3849 with any questions.



FirstName LastNameJennifer R. Kneale                    Sincerely,
Comapany NameTarga Resources Corp.
                                                        Division of Corporation
Finance
July 15, 2019 Page 2                                    Office of Consumer
Products
FirstName LastName